PRIMERO MINING CORP.

FORM 51-102F4

AMENDED AND RESTATED
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Primero Mining Corp. (“Primero”) 79 Wellington Street West, TD South Tower, Suite 2100, P.O. Box 139 Toronto-Dominion Centre Toronto, Ontario, Canada, M5K 1H1

1.2	Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Investor Relations of Primero, who is knowledgeable about the details of this report and may be contacted at (416) 814- 3168 or tbrown@primeromining.com.

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On March 5, 2014, Primero announced that it had completed the acquisition of all of the outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to the terms of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

Brigus is a gold exploration and mining company which operates the Black Fox mine and mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Immediately prior to completion of the Arrangement, Brigus spun-out certain of its assets at the Goldfields Project located near Uranium City, Saskatchewan, Canada, and other assets in the Dominican Republic and Mexico, to a newly formed company, Fortune Bay Corp. (“Fortune Bay”).

2.2	Acquisition Date

March 5, 2014.

2.3	Consideration

Under the terms of the Arrangement, each former shareholder of Brigus was entitled to receive 0.175 of a common share of Primero, $0.000001 in cash, and 0.1 of a common share of Fortune Bay for each former common share of Brigus. All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the exchange ratio. In addition, each outstanding warrant to purchase a Brigus common share is now exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share pursuant to certain supplemental warrant indentures entered into among Primero, Brigus and Fortune Bay, dated as of March 5, 2014.

The common shares of Primero issued in connection with the Arrangement were issued from treasury, and all cash payable by Primero in connection with the Arrangement was funded from Primero’s existing cash on hand.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Brigus became a wholly-owned subsidiary of Primero. The business and operations of Brigus have been combined with those of Primero and are managed concurrently.

Primero does not have any plans or proposals for material changes in its business affairs, or the affairs of the acquired business which may have a significant effect on the financial performance or position of Primero, including any proposal to liquidate the business of Brigus, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business organization or to make any other material changes.

2.5	Prior Valuations

To the knowledge of Primero, there has not been any valuation opinion obtained within the last twelve months by Brigus or Primero required by securities legislation or a Canadian exchange or market to support the consideration paid by Primero or any of its subsidiaries in connection with the Arrangement.

2.6	Parties to Transaction

The transaction was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51- 102”)), associate or affiliate of Primero.

2.7	Date of Report

June 6, 2014 and amended and restated as of February 3, 2015.

Item 3 Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the following financial statements have been included in this Business Acquisition Report:

•

the audited consolidated financial statements of Brigus as at and for the years ended December 31, 2013 and 2012 and the notes thereto, together with the independent auditor’s report thereon, attached as Appendix “A”. Deloitte LLP, the auditors of Brigus, have not given consent that their auditor’s report can be included in this Business Acquisition Report.

In addition, attached as Appendix “B” are Primero’s unaudited pro forma consolidated statement of operations and comprehensive income and the accompanying notes thereto. The unaudited pro forma consolidated statement of operations and comprehensive income has been prepared from the audited consolidated statement of operations and comprehensive income for the year ended December 31, 2013 of Primero, and the audited statement of operations and comprehensive (loss) income for the year ended December 31, 2013 of Brigus. The unaudited pro forma consolidated statement of operations and comprehensive income gives pro forma effect to the Arrangement as if it had occurred on January 1, 2013. In accordance with the policies of the Canadian securities regulators, this Business Acquisition Report does not include a pro forma consolidated statement of financial position that gives effect to the Arrangement as at December 31, 2013, as the Company has as of the date of this Business Acquisition Report filed an interim statement of financial position that reflects the acquisition of Brigus.

The unaudited pro forma consolidated statement of operations and comprehensive income of Primero is presented for illustrative purposes only, and is not necessarily indicative of (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated statement of operations and comprehensive income; or (ii) results expected in future periods.

APPENDIX “A”
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF BRIGUS

See attached.

Consolidated Financial Statements of

BRIGUS GOLD CORP.

As at and for the years ended December 31, 2013 and 2012

Deloitte LLP
1969 Upper Water Street
Suite 1500
Purdy’s Wharf Tower II
Halifax NS B3J 3R7
Canada

www.deloitte.ca

INDEPENDENT AUDITOR’S REPORT

To the management of
Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Brigus Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of comprehensive (loss) income, consolidated statements of changes in shareholder’s equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brigus Gold Corp. as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

April 28, 2014
Halifax, Nova Scotia, Canada

BRIGUS GOLD CORP.
Table of Contents
December 31, 2013

BRIGUS GOLD CORP.
Consolidated Statements of Operations

	December 31	December 31
Thousands of US dollars (except earnings per share and shares outstanding)	2013	2012

Revenue from the sale of gold	$136,805	$117,681

Mining operating expenses
Direct operating costs	76,239	56,169
Depreciation and amortization	39,255	25,147
Corporate administration	10,336	13,019
Total mining operating expenses	125,830	94,335
Income from mining operations	10,975	23,346
Impairment of assets held for sale (Note 10)	(3,413)	(877)
Impairment of mineral property (Note 9)	(44,739)	(6,029)
Loss on repurchase of Goldstream Agreement (Note 15)	-	(5,630)
(Loss) income from operations	(37,177)	10,810
Other income (expenses)
Unrealized gains on derivative liabilities (Note 13)	1,847	8,890
Gain on sale of notes receivable	-	2,347
Renunciation of flow-through shares	1,735	2,237
Gain on termination of option agreement	-	1,849
Finance income	279	243
Finance costs (Note 19)	(9,995)	(5,834)
Unrealized loss on derivative asset (Note 12)	(3,603)	(389)
Equity loss in investment in associate	-	(163)
Foreign exchange gain (loss) and other	2,089	(1,410)
(Loss) income before income taxes	(44,825)	18,580
Income tax recovery (Note 16)	8,228	349
Net (loss) income attributable to shareholders	$(36,597)	$18,929

(Loss) earnings per share (Note 20)
Basic	$(0.16)	$0.09
Diluted	$(0.16)	$0.09

Weighted average shares outstanding (Note 20)
Basic	231,756,768	215,838,973
Diluted	233,556,805	217,062,169

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Comprehensive (Loss) Income

	December 31	December 31
Thousands of US dollars	2013	2012

Net (loss) income attributable to shareholders	$(36,597)	$18,929

Other comprehensive income
Unrealized (loss) gain on available-for-sale investment (Note 8)	(143)	182
Total comprehensive (loss) income attributable to shareholders	$(36,740)	$19,111

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Financial Position

	December 31	December 31
Thousands of US dollars	2013	2012
Assets
Current assets
Cash (Note 21)	$14,141	$29,807
Accounts receivable	1,066	1,927
Prepaids	1,064	674
Inventories (Note 7)	10,140	10,862
Investments (Note 8)	367	543
Assets held for sale (Note 10)	658	4,062
Total current assets	27,437	47,875
Inventories (Note 7)	7,507	8,367
Derivative asset (Note 12)	-	3,767
Property, plant and equipment (Note 9)	302,350	340,875
Restricted cash (Note 6)	19,289	20,395
Total assets	$356,583	$421,279

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$21,636	$21,071
Deferred revenue (Note 15)	3,665	3,550
Current portion of long-term debt (Note 11)	14,547	17,097
Total current liabilities	39,848	41,718
Accrued long-term liabilities	1,098	1,680
Derivative liabilities (Note 13)	5,066	9,725
Deferred revenue (Note 15)	21,788	25,715
Long-term debt (Note 11)	63,903	76,098
Accrued site closure costs (Note 14)	24,298	24,152
Deferred tax liability (Note 16)	1,339	9,567
Total liabilities	157,340	188,655
Shareholders’ Equity
Common shares (Note 17)	398,369	397,616
Equity reserve	59,832	57,226
Warrant reserve	13,733	13,733
Investment revaluation reserve	39	182
Accumulated deficit	(272,730)	(236,133)
Total shareholders’ equity	199,243	232,624
Total liabilities and shareholders’ equity	$356,583	$421,279

Commitments and contingencies (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Shareholders’ Equity

					Investment		Total
	Common	Common	Equity	Warrant	Revaluation	Accumulated	Shareholders’
Thousands of shares and US dollars	Shares	Shares	Reserve	Reserve	Reserve	Deficit	Equity

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525
Options exercised	18	12	-	-	-	-	12
Warrants exercised	5,327	4,766	-	-	-	-	4,766
Shares issued for cash	24,094	21,171			-		21,171
Shares issued under employee purchase plan	117	107	-	-	-	-	107
Shares issued under agreement	25	23	-	-	-	-	23
Shares issued for deferred share units	260	272	-	-	-	-	272
Share-based compensation	-	-	4,637	-	-	-	4,637
Other comprehensive income	-	-	-	-	182	-	182
Net income attributable to shareholders	-	-	-	-	-	18,929	18,929
Balance, December 31, 2012	231,360	$397,616	$57,226	$13,733	$182	$(236,133)	$232,624

Shares issued under employee purchase plan	802	518	-	-	-	-	518
Shares issued under agreement	25	17	-	-	-	-	17
Shares issued for deferred share units	100	94	-	-	-	-	94
Options exercised	191	124	(11)	-	-	-	113
Share-based compensation	-	-	2,617	-	-	-	2,617
Other comprehensive loss	-	-	-	-	(143)	-	(143)
Net loss attributable to shareholders	-	-	-	-	-	(36,597)	(36,597)
Balance, December 31, 2013	232,478	$398,369	$59,832	$13,733	$39	$(272,730)	$199,243

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Cash Flows

	December 31	December 31
Thousands of US dollars	2013	2012
Operating activities
Net (loss) income attributable to shareholders	$(36,597)	$18,929
Repurchase of Goldstream Agreement (Note 15)	-	(24,396)
Non-cash items:
Depreciation and amortization	39,255	25,147
Share-based compensation	2,617	4,637
Finance costs	9,995	9,085
Capitalized borrowing costs	-	(3,251)
Impairment of mineral property	44,739	6,906
Impairment of assets held for sale	3,413	-
Loss on repurchase of Goldstream Agreement	-	5,630
Gain on termination of option agreement	-	(1,849)
Gain on sale of notes receivable	-	(2,347)
Unrealized gains on derivative liabilities	(1,847)	(8,890)
Unrealized loss on derivative asset	3,603	389
Renunciation of flow-through shares	(1,735)	(2,237)
Deferred income taxes	(8,228)	(349)
Equity loss in investment in associate	-	163
Other	2,457	1,731
Net change in non-cash operating working capital (Note 21)	(3,528)	(15,398)
Net cash provided by operating activities	54,144	13,899

Investing activities
Additions to property, plant and equipment	(32,388)	(53,490)
Additions to exploration and evaluation assets	(11,700)	(10,628)
Increase in bonding deposit	(209)	-
Disposals of property, plant and equipment	-	366
Net cash used in investing activities	(44,297)	(63,752)

Financing activities
Proceeds from issuance of shares	-	23,253
Proceeds from sale of notes receivable	-	5,787
Proceeds from lease financing	-	14,863
Proceeds from exercise of warrants, options, and employee purchase plan	420	4,839
Proceeds from issuance of senior secured notes	-	28,780
Interest paid on debt	(7,340)	(5,613)
Repayment of debt	(17,759)	(11,192)
Net cash (used in) provided by financing activities	(24,679)	60,717

Effect of exchange rate changes	(834)	120

(Decrease) increase in cash and cash equivalents	(15,666)	10,985
Cash and cash equivalents, beginning of year	29,807	18,822
Cash and cash equivalents, end of year	$14,141	$29,807

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and was a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD) until March 5, 2014 (note 28). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis and net realizable value, except for derivative financial instruments and investments that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company are summarized as follows:

a)      Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The financial statements of entities which are controlled by the Company are included in the consolidated financial statements from the date that control commences until the date whereby control ceases. Control exists when an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. All subsidiaries have the same year end as the Company. All intercompany balances, revenue and expense transactions are eliminated upon consolidation. Where necessary, adjustments are made to bring accounting policies of the Company’s subsidiaries in line with those of the Company.

The accounts of the following wholly-owned subsidiaries are included in these consolidated financial statements:

Subsidiary	Principal Activity	Country of Incorporation
Brigus Gold ULC	Administrative services	Canada
Brigus Gold Inc.	Administrative services	United States
7153945 Canada Inc.	Exploration	Canada
Linear Gold Holdings Corp.	Holding company	Canada
Linear Gold Mexico, S.A. de C.V.	Exploration	Mexico
Linear Gold Mineracao Ltda.	Exploration	Brazil
Servicios Ixhuatán, S.A. de C.V.	Exploration	Mexico

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)      Investments in Associates

The Company accounts for investments in associates using the equity method. An associate is an entity in which the Company has significant influence. Under the equity method, the investment in the associate is recorded on the Statement of Financial Position at cost plus post acquisition changes in the Company’s share of net assets of the associate. The Statement of Operations reflects the Company’s share of the associate’s operations.

The financial statements of the associate are prepared using the same accounting policies as the Company. When necessary, adjustments are made to bring the accounting policies of the associate in line with those of the Company.

At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired. If an impairment is deemed to exist, the amount of the impairment is recognized in the Statement of Operations. The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value.

Upon loss of significant influence over an associate, the Company measures and recognizes any remaining investment at fair value. Any difference between the carrying amount of the investment in the associate and the fair value of the retained investment plus proceeds from disposal is recognized in the Statement of Operations.

c)      Revenue Recognition

Revenue from the sale of gold is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership (including title risk) passes to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable.

Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be measured reliably. Interest income is recognized on an accrual basis using the effective interest method.

d)      Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at the lower of the present value of the minimum lease payments or their fair value. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

e)      Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the Company and all subsidiaries, as this is the principal currency of the economic environment in which the Company operates.

Foreign currency transactions are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets and liabilities denominated in foreign currencies and measured in terms of historic costs are translated using rates of exchange at the transaction dates; and (iii) non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined.

f)      Borrowing Costs

Interest and other financing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized. Capitalization of borrowing costs ceases when all the activities necessary to prepare the asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the capitalized amounts. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized in income in the period in which they are incurred.

g)      Employee Benefits

The Company accrues liabilities for employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits at their nominal amounts as these are the amounts expected to be paid when the liabilities are settled.

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

h)      Share-based Payment Arrangements and Warrants

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, using management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s share price. In addition, the Company is required to estimate the expected forfeiture rate as only the expenses related to options that are expected to vest are to be recognized.

The fair value of the equity-settled share-based payments is recognized in the Statement of Operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except in circumstances where that fair value cannot be estimated reliably. In these circumstances, the transactions are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Warrants issued for services received

Warrants issued in exchange for services rendered are accounted for in accordance with IFRS 2. The fair value of these warrants is determined at the time the services are received by the Company and the expense is recognized in the Statement of Operations. The fair value of the warrants is the fair value of the services received where this can be estimated reliably by comparable services by independent parties. In circumstances where the fair value of the services received cannot be estimated reliably, the fair value is measured indirectly by reference to the fair value of the equity instrument granted, measured at the date the entity receives the relevant services. In accordance with IFRS 2, all such warrants are classified as equity.

Warrants issued in a currency other than the Company’s functional currency

Warrants with exercise prices denominated in a currency other than the Company’s functional currency are derivatives. The Company has classified warrants issued with Canadian dollar exercise prices as derivative liabilities on the Statement of Financial Position. The fair value of warrants with Canadian dollar exercise prices which are traded on the open market is determined based on their quoted market price. Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

i)      Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax benefit by the Company, is recorded. The difference between the liability and the value of the tax assets renounced is recorded through the Statement of Operations.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

j)      Income Taxes

Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in the Statement of Shareholders’ Equity and not in the Statement of Operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Deferred income taxes

Deferred income taxes are calculated using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of profit or loss is recognized outside of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

k)      Cash, cash equivalents and restricted cash

Cash and cash equivalents are comprised of cash and short-term money-market investments that are readily convertible to cash with original terms of three months or less.

Restricted cash are funds that are restricted and not available for current operations.

l)      Long-Lived Assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated depreciation and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major parts (components) of an asset. Costs relating to the refurbishment of a major part are capitalized since the refurbishment will typically result in a significant extension in the physical life of that part. All other repairs and maintenance costs are charged to the Consolidated Statement of Operations during the period in which they are incurred.

Depreciation of buildings and processing equipment used for production is calculated on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is depreciated on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated life of the mine. Depreciation commences on an asset when it is capable of operating in the manner intended by management.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Each component’s estimated useful life is determined considering its physical life limitations. The physical life of each component cannot exceed the life of the mine at which the component is utilized. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Exploration and evaluation assets

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing and the costs of pre-feasibility studies. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The technical feasibility and commercial viability of a project is considered to be determinable when the proposed efficiency and viability of project is assessed and the costs are expected to be recovered in full through the successful development and exploration of the identified property. Once this has been determined, exploration and evaluation expenditures are then capitalized. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Exploration and evaluation assets are not depreciated. These amounts are reclassified from exploration and evaluation assets to mine development costs once the work completed to date supports the future development of the property and such development receives the appropriate approval. All subsequent expenditures to ready the property for production are capitalized within mine development costs, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all assets included in mine development costs are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

Mining properties

When further mine development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise such expenditures are classified as a cost of production.

Production stage mining properties are depreciated over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine. The expected useful lives used in depreciation calculations are determined based on the facts and circumstances associated with the mining property. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

m)      Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. Value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Statement of Operations.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, however the revised carrying amount cannot exceed the asset’s (or cash generating unit’s) original cost before impairment. A reversal of an impairment loss is recognized immediately in the Statement of Operations.

n)      Non-current assets held for sale

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the following criteria have been met, the sale is highly probable, the asset is available for immediate sale in its present condition, management is committed to the sale, and the transaction is expected to be completed within one year from the date of classification.

Property, plant and equipment classified as held for sale is not depreciated or amortized.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

o)      Inventories

Materials and supplies inventory

Materials and supplies inventory consists of mining supplies and consumables used in operations, and are valued at the lower of average cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

Current and long-term stockpiled ore inventory

Stockpiled inventory represents ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces of gold (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpiled ore tonnages are verified by periodic surveys.

Costs are allocated to stockpiles based on the current mining cost per gram incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per gram. Stockpile inventory is measured at the lower of cost and net realizable value. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing metal prices and estimated costs to complete production into a saleable form. Long-term stockpiled ore inventory represents ore which is not expected to be processed within one year.

In-circuit gold inventory

Gold is recovered from ore through milling. Costs of milling include applicable overhead, depletion and amortization which are added to the ore inventory costs. Costs are removed from in-circuit gold inventory as ounces are recovered, based on the average cost per ounce of gold in in-circuit gold inventory. In-circuit gold inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of doré bars, and is valued at the lower of cost and net realizable value.

p)      Accrued Site Closure Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of site closure activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis over the life of the related assets.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

q)      Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets and financial liabilities are initially measured at fair value. Financial assets are classified into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity, available-for-sale (“AFS”) and loans and receivables. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified as FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the Statement of Operations.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Derivative assets	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost
Notes receivable	Held to maturity	Amortized cost
Investments	Available-for-sale	Fair value through other comprehensive income
Restricted cash	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss
Long-term debt	Other financial liabilities	Amortized cost

Financial Assets

Subsequent to initial recognition, financial assets held to maturity and loans and receivables are measured at amortized cost, AFS instruments are measured at fair value with unrealized gains and losses recognized in the Statement of Comprehensive Income, and instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Statement of Operations.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Statement of Operations. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability or asset and of allocating interest expense or income over the relevant period. The effective interest is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest, transaction costs and other premiums or discounts) through the expected life of the financial liability or asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the Statement of Operations immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. However, the Company can elect to treat the host contract at FVTPL.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

r)      (Loss) Earnings Per Share

(Loss) earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted (loss) earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the consolidated financial statements requires that the Company’s management make estimates and judgements about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and judgements are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company assets and liabilities are as follows:

a)      Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan.

b)      Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecast can result in a change to future depletion rates.

c)      Inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold. For current stockpiled ore, in-circuit gold inventories and doré inventories, management uses the gold price on the date of the reporting period. For long-term stockpiled ore, management uses a gold price of $1,300 per ounce of gold and recovery percentages of 95%.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

d)      Deferred stripping

The Company defers stripping costs incurred during the production stage of its operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

e)      Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. The impairment analysis requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential, and operating performance. Fair value of mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Management has assessed its cash generating units as being an individual mine site, which is the lowest level for which cash inflows are largely independent of those other assets.

f)      Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

g)      Accrued site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for.

The provision for accrued site closure costs is periodically reviewed and updated based on the available facts and circumstances. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

h)      Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

i)      Share-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options and warrants granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of stock options and warrants.

j)      Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date that such changes occur.

k)      Fair values and fair value hierarchy

When the fair value of financial assets and financial liabilities recorded in the Statement of Financial Position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs into these models are taken from observable markets where possible but where this is not feasible, a degree of judgement is required in establishing fair values. The judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

5.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new standards effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. The Company conducted a review of the new standard and determined that the adoption of IFRS 10 did not result in any change to the Consolidated Financial Statements.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 11 Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The Company conducted a review of the new standard and determined that the adoption of IFRS 11 did not result in any change to the Consolidated Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The Company conducted a review of the new standard and determined that the adoption of IFRS 12 did not result in any change to the Consolidated Financial Statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The Company conducted a review of the new standard and determined that the adoption of IFRS 13 resulted in additional disclosure around fair value measurement which has been included in the Consolidated Financial Statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. The Company conducted a review of the new standard and determined that the adoption of IFRIC 20 did not result in any change to the Consolidated Financial Statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity's own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). Also in November 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Company is currently assessing the impact of adopting IFRS 9 on our Consolidated Financial Statements.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The Company is currently assessing the impact of adopting IFRIC 21 on our Consolidated Financial Statements.

6.	RESTRICTED CASH

	December 31	December 31
	2013	2012
Restricted cash	$19,289	$20,395

Restricted cash represents secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security to meet the Company’s bonding requirements for the site closure obligations of the Black Fox Mine and Mill and Grey Fox exploration .

7.	INVENTORIES

Inventories consist of:

	December 31	December 31
	2013	2012
Current portion of inventory
Doré	$894	$893
In-circuit gold	5,109	4,232
Stockpiled ore	1,592	3,027
Material and supplies	2,545	2,710
	10,140	10,862
Long-term stockpiled ore	7,507	8,367
	$17,647	$19,229

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The cost of inventories recognized as an expense in the Statement of Operations during the year ended December 31, 2013 is $115.5 million (2012 - $81.3 million). For the year ended December 31, 2013, the Company recorded gross net realizable value adjustments of $6.2 million (2012 – $1.2 million), offset by net realizable value reversals of nil (2012 – $1.1 million) resulting from a change in management’s estimate for long-term gold price.

8.	INVESTMENTS

The available-for-sale investment represents the Company’s investment in Cangold. On September 11, 2012, the Company no longer had significant influence over Cangold and therefore ceased accounting for this investment on an equity basis and reclassified it to available-for-sale. The fair market value of the available-for-sale investment on initial recognition was $0.4 million, based on the quoted market price for the underlying security. For the year ended December 31, 2013, the Company has recognized unrealized losses of $0.1 million (December 31, 2012 – unrealized gains of $0.2 million) in the Statement of Comprehensive (Loss) Income.

9.	PROPERTY, PLANT AND EQUIPMENT

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Cost
As at December 31, 2011	$149,454	$61,759	$111,993	$22,431	$345,637
Additions	52,502	1,026	29,142	10,497	93,167
Disposals	-	-	(21,900)	-	(21,900)
As at December 31, 2012	$201,956	$62,785	$119,235	$32,928	$416,904
Additions	32,245	-	3,881	11,906	48,032
Disposals	-	(989)	(1,002)	-	(1,991)
As at December 31, 2013	$234,201	$61,796	$122,114	$44,834	$462,945

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Accumulated depreciation and impairment
As at December 31, 2011	$17,803	$-	$26,421	$-	$44,224
Additions	18,377	-	13,936	-	32,313
Disposals	-	-	(6,537)	-	(6,537)
Impairment	-	6,029	-	-	6,029
As at December 31, 2012	$36,180	$6,029	$33,820	$-	$76,029
Additions	26,368	-	14,602	-	40,970
Disposals	-	(334)	(809)	-	(1,143)
Impairment	-	44,739	-	-	44,739
As at December 31, 2013	$62,548	$50,434	$47,613	$-	$160,595

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Carrying amount
As at December 31, 2012	$165,776	$56,756	$85,415	$32,928	$340,875
As at December 31, 2013	$171,653	$11,362	$74,501	$44,834	$302,350

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

During the year ended December 31, 2012, due to the termination of the option agreement with Cangold, the Company reviewed the fair value less costs to sell of the Ixhuatán Project. The Company concluded that the carrying value was impaired and recorded an impairment charge of $5.7 million for the year ended December 31, 2012, representing the difference between the Company’s estimate of the fair value less costs to sell and its carrying value. Fair Value Less Costs to Sell (“FVLCS”) was measured by assessing the market value of similar properties held by comparable companies in similar jurisdictions.

As at December 31, 2013, the Company reviewed the carrying value of the Non-depreciable Mining Properties and identified that sufficient data existed to indicate that the carrying amount of the Goldfields and Ixhuatán properties were unlikely to be recovered in full from successful development or by sale, which is an indicator of impairment. As an indicator of impairment was identified, an impairment test was performed and the recoverable amount of the Non-depreciable Mining Properties were compared to their carrying values. The recoverable amount is the greater of the Non-depreciable Mining Properties’ FVLCS and its Value in Use.

The fair value of the Goldfields Project was determined using the FVLCS approach, using discounted cash flows. The FVLCS assessment was based on assumptions regarding total estimated production, estimated capital costs, future operating costs, future metal prices and discount rate. The majority of the estimates were taken from the most recently completed NI 43-101 report on the Goldfields Project, which included capital costs, future operating costs, future estimated production and future metal prices. Cash flows were discounted to a present value, using a post-tax discount rate equal to the estimated weighted average costs of capital for the project which included estimates for risk-free interest rates, the market value of the Company’s equity, the market return on equity, share volatility and debt-to-equity financing ratio. A discount rate of 19% was used in the impairment assessment on the Goldfields exploration project. Based on the analysis performed, the carrying value exceeded the FVLCS, and therefore an impairment of $38.9 million has been recorded on the Consolidated Statement of Operations for the year ended December 31, 2013. The inputs into the calculation were determined to be level 3 inputs.

The FVLCS of the Ixhuatán Project was determined by assessing the market value of similar properties held by comparable companies in similar jurisdictions. Based on this analysis, the carrying value exceeded FVLCS, and therefore an impairment charge of $5.8 million has been recorded on the Consolidated Statement of Operations for the year ended December 31, 2013. The inputs into the calculation were determined to be level 3 inputs.

During the year ended December 31, 2013, nil (2012 - $3.3 million) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the year ended December 31, 2012 was 11.5% .

The carrying value of property, plant, and equipment under finance leases at December 31, 2013 was $26.9 million (December 31, 2012 - $38.6 million).

The Company has made commitments to acquire property, plant and equipment totalling $14.1 million at December 31, 2013 (December 31, 2012 - $14.1 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

10.	ASSETS HELD FOR SALE

In 2011, the Company signed a letter of intent with Everton Resources Inc. (“Everton”) whereby Everton could acquire Brigus’ 50% interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”), in exchange for 15 million Everton shares. The option would be exercised by delivering the following additional consideration:

•	Cdn$0.5 million in cash and an additional Cdn$0.5 million in cash or common shares with a value of Cdn$0.5 million;
•

a sliding net smelter return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce; and

•

a promissory note equal to the greater of Cdn$5.0 million or 5 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent for APV and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

On October 4, 2013, the option agreement was revised such that the consideration to be obtained in order to exercise the option was changed to Cdn$175,000 in cash, and 6 million common shares as opposed to Cdn$0.5 million in cash and an additional Cdn$0.5 million in cash or shares, as per the original agreement. The terms of the sliding-scale net smelter returns royalty and the promissory note remained the same. On November 28, 2013, Everton exercised its option and a final purchase and sale agreement was signed. The transaction is now final pending receipt of final approval from the TSX Venture Exchange and payment of any outstanding consideration.

As a result of the agreement, the Company has presented the Concessions as Assets Held for Sale since 2011. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell. During the year ended December 31, 2013, the Company recorded an impairment on assets held for sale of $3.4 million, compared to $0.9 million for the year ended December 31, 2012. The reason for the impairment is due to the purchase consideration being negotiated to a lower amount.

11.	LONG-TERM DEBT

	December 31	December 31
	2013	2012
Senior Unsecured Convertible Debentures	$40,015	$36,518
Senior Secured Notes	21,247	27,527
Finance lease liabilities	17,188	29,150
Total debt	$78,450	$93,195

Current	$14,547	$17,097
Non-current	63,903	76,098
	$78,450	$93,195

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 Senior Unsecured Convertible Debentures (“the Debentures”) in the aggregate principal amount of $50.0 million. The Debentures, which were issued pursuant to a Debenture Indenture (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The maturity date of the Debentures is March 31, 2016.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year.

The Debentures are a hybrid financial instrument (note 13). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method. The derivative component is measured at fair value at each reporting period.

Senior Secured Notes

On October 25, 2012, the Company issued Cdn$ 30.0 million in Senior Secured Notes (the “Notes”). The Notes are secured by a first charge over all assets of the Black Fox Mine, including the Grey Fox property, as well as the Goldfields property and a second charge over the Black Fox Mill. The Notes have a three year term with quarterly principal payments of Cdn$ 2.0 million, which commenced on June 30, 2013. The Notes bear interest at rates ranging between 9% and 14%, which is paid monthly, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month. The Notes also contain early redemption and change of control provisions. During the year ended December 31, 2013, principal payments of Cdn$ 6.0 million (December 31, 2012 - $nil) were made.

The Notes are a hybrid financial instrument and contain three embedded derivatives. The embedded derivatives relate to the commodity linked interest rate, the early redemption provision and the change of control provision (notes 12 and 13). The embedded derivatives must be separately valued and disclosed on the Statement of Financial position. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method. The embedded derivatives are recorded at fair value upon initial recognition. Changes to the fair value of the embedded derivatives are recorded in the Statement of Operations each reporting period. The change of control provision is deemed to have a fair value of $nil and, therefore, is not separately disclosed on the Statement of Financial Position.

Finance Lease Liabilities

The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 5.32% to 8.60% . The lessors hold first security rights over the assets which are being leased.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The total annual payments under finance leases are as follows:

			Present value of minimum
	Minimum lease payments			lease payments
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
Less than 1 year	$8,653	$13,738	$7,875	$12,292
Between 1 and 5 years	9,919	18,156	9,313	16,858
More than 5 years	-	-	-	-
	18,572	31,894	17,188	29,150
Less: future finance charges	(1,384)	(2,744)	-	-
	$17,188	$29,150	$17,188	$29,150

12.	DERIVATIVE ASSET

The Notes contain an early redemption feature which allows them to be redeemed by the Company at any time at a principal redemption factor of 105% prior to January 1, 2014 or 103% between January 1, 2014 and October 31, 2015, plus accrued and unpaid interest. The early redemption feature is considered to be an embedded derivative as the prepayment option is not closely related to the host debt contract.

The fair value of the early redemption feature was determined using a valuation methodology which estimated the benefit the Company would realize if the feature was exercised, using level 3 inputs. The fair value of the derivative asset upon initial recognition was $4.1 million. During the year ended December 31, 2013, unrealized losses relating to the early redemption feature of $3.7 million (December 31, 2012 - $0.4 million) have been recorded in the Statement of Operations.

13.	DERIVATIVE LIABILITIES

The derivative liabilities recorded on the Statement of Financial Position are as follows:

	December 31	December 31
	2013	2012
Convertible debenture conversion option	$1,322	$2,554
Warrant liabilities	854	1,592
Commodity linked interest liability	2,890	5,579
	$5,066	$9,725

The unrealized gains and losses associated with the derivative liabilities recorded in the Statement of Operations are as follows:

	December 31	December 31
	2013	2012
Convertible debenture conversion option	$1,232	$3,805
Warrant liabilities	738	5,092
Commodity linked interest liability	(123)	(7)
	$1,847	$8,890

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Convertible debenture conversion option

The conversion option provided to the holders of the Debentures is a derivative liability. The fair value of the conversion option upon initial recognition was $16.9 million. The conversion option is re-measured at fair value through the Statement of Operations at the end of each reporting period. For the year ended December 31, 2013, the Company recorded an unrealized gain of $1.2 million related to the change in the fair value of the conversion option in the Statement of Operations (December 31, 2012 - $3.8 million).

The following are the assumptions used in calculating the fair value of the conversion option:

	December 31, 2013	December 31, 2012
Discount rate	0.38%	0.72%
Expected life	2.25	3.25
Expected volatility	62%	55%
Exercise price	$2.45	$2.45
Stock price	$0.78	$0.93

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the conversion option.

Warrant liabilities

The Company has issued publically traded warrants with exercise prices denominated in a currency other than the Company’s functional currency. These are considered to be equity linked financial instruments and therefore are classified as derivative liabilities. The fair value of the warrant liabilities is determined using the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value are recognized in the Statement of Operations each reporting period. For the year ended December 31, 2013, the Company recorded an unrealized gain of $0.7 million (December 31, 2012 - $5.1 million) related to the change in the fair value of the warrants in the Statement of Operations.

The following are the assumptions used in calculating the fair value of the warrant liabilities:

	December 31, 2013	December 31, 2012
BRD.WT	$0.10	$0.15
BRD.WT.A	$0.045	$0.095
BRD.WT conversion factor	1 to 1.36855	1 to 1.36855

Commodity linked interest liability

The interest rate payable under the terms of the Notes is a derivative liability as it is linked to a commodity price. The fair value commodity linked interest liability upon initial recognition was $6.0 million. The interest liability is re-measured at fair value through the Statement of Operations at the end of each reporting period. For the year ended December 31, 2013, the Company made interest payments totalling $2.5 million (December 31, 2012 - $0.5 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The following are the assumptions used in calculating the fair value of the interest liability:

	December 31, 2013	December 31, 2012
Discount rate	1.10%	1.32%
Foreign exchange rate ($USD / $CDN)	1 = 1.06	1 = 1
Average gold price – 2013 (per ounce)	-	$1,802
Average gold price – 2014 (per ounce)	$1,300	$1,749
Average gold price – 2015 (per ounce)	$1,300	$1,600

14.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	December 31	December 31
	2013	2012
Balance, beginning of year	$24,152	$19,570
Accretion	467	398
Change in estimates	1,256	3,767
Foreign exchange	(1,577)	417
Balance, end of year	$24,298	$24,152

As of December 31, 2013, the undiscounted obligation, adjusted for inflation, associated with the site closure costs relating to the Black Fox Mine and Mill and Grey Fox exploration is $28.4 million (December 31, 2012 - $28.8 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2012 - 2%).

In preparing the provision for site closure costs, management has made certain assumptions for the timing of cash outflows and long-term costs associated with the obligation which could change based on future events. During the year ended December 31, 2013, the estimate of the area to be covered by the reclamation plan was revised. The change in estimate has increased the estimate for site closure costs by $1.3 million (2012 – $3.8 million).

15.	DEFERRED REVENUE

On November 9, 2010, the Company entered into an agreement (the “Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) to sell a portion of future gold production from the Black Fox Mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. The Company commenced sales under this Agreement on January 1, 2011.

Under the terms of the Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance. The Company recorded the upfront payment as deferred revenue.

On November 5, 2012, the Company elected to repurchase 4% and 3.7% of the future gold production at the Black Fox Mine and Black Fox Extension, respectively, for $24.4 million. Sandstorm is now entitled to 8% of the future production at the Black Fox Mine and 6.3% at the Black Fox Extension. In 2012, the Company recognized a $5.6 million loss representing the premium on the repurchase, with the remaining $18.8 million applied against the deferred revenue balance recorded on the Statement of Financial Position. The Company’s option to repurchase any remaining portion of the Goldstream expired unexercised on January 1, 2013.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

Under the Agreement, there is a fixed and floating charge debenture between the Company and Sandstorm which provides Sandstorm with security for payment and performance under all obligations of the Agreement. Under the provisions of the debenture, Sandstorm may agree to the subordination of their interests to a senior lender providing that the senior lenders will, in the event of default, allow the delivery of the Sandstorm payable gold at all times.

During the year ended December 31, 2013, the Company recorded revenue of $7.8 million related to the Agreement (December 31, 2012 - $9.0 million). At December 31, 2013, the deferred revenue balance was $25.4 million, with $3.7 million recorded as current (December 31, 2012 - $29.3 million, with $3.6 million recorded as current).

16.	INCOME TAXES

	December 31	December 31
	2013	2012
Current income tax expense	$-	$-
Deferred income tax recovery	8,228	349

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net income before tax provision due to the following:

	December 31	December 31
	2013	2012
(Loss) income before income taxes	$(44,825)	$18,580
Statutory rate	25.19%	25.25%
Tax (recovery) expense at statutory rate	(11,291)	4,691
Non-taxable fair value change on warrant liabilities	(186)	(1,286)
Non-deductible share-based compensation expense	659	1,171
Renouncement of flow-through share expenditures incurred	2,075	2,321
Recovery for losses and deductible temporary differences not	237	(8,967)
recognized in current and prior years
Provincial mining taxes	1,235
Permanent differences and other	(957)	1,721
Income tax recovery	$(8,228)	$(349)

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The tax effects of temporary differences that would give rise to significant portion of the deferred tax assets and liabilities at December 31, 2013 and 2012 were as follows:

	December 31	December 31
	2013	2012
Deferred tax assets
Net operating losses carried forward	$28,965	$28,335
Deductible temporary differences and other	376	148
Exploration and development	-	89
Property, plant and equipment	-	957
Accrued site closure costs	1,959	611
	31,300	30,140
Deferred tax liabilities
Property, plant and equipment	7,894	6,833
Convertible debentures	2,166	2,759
Finance lease obligations	4,200	2,584
Exploration and development	18,660	25,734
Other	(281)	1,797
	32,639	39,707
Net deferred tax liability	$1,339	$9,567

The change in the net deferred tax liability can be explained as follows:

	December 31	December 31
	2013	2012
Balance, beginning of year	$9,567	$9,916
Deferred tax recovery	(8,228)	(349)
Balance, end of year	$1,339	$9,567

At December 31, 2013, the Company and its subsidiaries have unused non-capital losses of $191.4 million (December 31, 2012 - $188.6 million) available for carryforward purposes which expire from 2014-2033. The Company’s subsidiaries also have non-capital loss carryforwards of $1.2 million (December 31, 2012 - $1.2 million) that have no expiration date, however, the use of these carryforwards is restricted to 30% of annual taxable income. Deferred tax assets have been recognized in respect of non-capital losses and deductible temporary differences to the extent of taxable temporary differences that reverse within the carryforward period of these attributes. The Company has unrecognized deferred tax assets of $83.4 million (December 31, 2012 - $158.2 million) in respect of loss carryforwards, deductible temporary differences and unused tax credits.

At December 31, 2013, the Company has no unrecognized deferred tax liability (December 31, 2012 - $nil) for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries.

There are no income tax consequences attached to the payment of dividends in either 2013 or 2012 by the Company to its shareholders as the Company did not pay dividends during this period.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

17.	SHARE CAPITAL

a)      Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding, December 31, 2011	201,519,178	$371,265
Shares issued for cash	24,094,500	21,171
Exercise of warrants	5,326,782	4,766
Shares issued for deferred share units	260,000	272
Shares issued under employee purchase plan	116,982	107
Shares issued under agreement	25,000	23
Exercise of options	17,500	12
Outstanding, December 31, 2012	231,359,942	$397,616
Shares issued for deferred share units	100,000	94
Shares issued under employee purchase plan	801,874	518
Shares issued under agreement	25,000	17
Exercise of options	191,597	124
Outstanding, December 31, 2013	232,478,413	$398,369

b)      Warrants

The following reconciles the warrants outstanding at the beginning and end of the respective periods:

	December 31, 2013		December 31, 2012
		Weighted		Weighted
	Number	average exercise	Number	average exercise
	of warrants	price (Cdn$)	of warrants	price (Cdn$)
Balance, beginning of period	22,595,345	$1.84	30,878,267	$1.66
Exercised	-	-	(5,326,782)	0.88
Expired	(6,709,028)	1.01	(2,956,140)	1.67
Balance, end of period	15,886,317	$2.19	22,595,345	$1.84

There were no warrants issued during the year ended December 31, 2013 (December 31, 2012 – nil). The weighted average exercise price of the warrants outstanding at December 31, 2013 was Cdn$ 2.19 (December 31, 2012 - Cdn$ 1.84) .

The following table summarizes information relating to warrants outstanding as at December 31, 2013:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
June 25, 2010	7,121,592	2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	15,886,317	$2.19

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

c)      Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted. Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors. The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year, such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

During the year ended December 31, 2013, 4,081,000 options were granted (2012 – 6,455,000). The following are the weighted average assumptions used in calculating the value of the stock options granted:

	December 31, 2013	December 31, 2012
Risk free interest rate	1.4%	1.3%
Expected life	4.5	4.6
Expected volatility	67%	69%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.52	$0.61

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the grant.

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	December 31, 2013		December 31, 2012
		Weighted		Weighted
	Number	average exercise	Number	average exercise
	of options	price (Cdn$)	of options	price (Cdn$)
Balance, beginning of period	16,945,275	$1.32	12,745,410	$1.46
Granted	4,081,000	0.95	6,455,000	1.10
Forfeited	(4,705,792)	1.54	(2,237,635)	1.66
Exercised	(191,597)	0.77	(17,500)	0.71
Balance, end of period	16,128,886	$1.16	16,945,275	$1.32

The following table summarizes information relating to outstanding and exercisable stock options at December 31, 2013:

	Weighted average	Number of	Weighted average	Number of	Weighted
	remaining contractual	options	exercise price	options	average exercise
Exercise prices	life (in years)	outstanding	(Cdn$)	exercisable	price (Cdn$)
$0.50 - $1.00	3.3	6,196,604	$0.91	1,457,279	$0.82
$1.00 - $1.50	2.4	6,961,924	1.19	4,361,660	1.19
$1.50 - $2.00	2.4	2,804,870	1.59	2,188,001	1.60
$2.00 - $2.50	2.8	110,000	2.35	110,000	2.35
$2.50+	2.8	55,488	2.80	55,488	2.80
	2.8	16,128,886	$1.16	8,172,428	$1.26

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

At December 31, 2013, the intrinsic value of the stock options outstanding was $0.1 million (December 31, 2012 - $0.3 million), and the intrinsic value of the stock options that were exercisable was $0.1 million (December 31, 2012 - $0.2 million).

d)      Employee Common Share Purchase Plan

The Company has an Employee Common Share Purchase Plan for employees of the Company. Under this plan, employees are eligible to make cash contributions towards the purchase of common shares of the Company, a portion of which is matched by the Company. Shares issued under the Company matching plan vest after a one year period.

During the year ended December 31, 2013, 801,874 shares were issued under the Employee Common Share Purchase Plan (December 31, 2012 – 116,982). The total expense recognized in the Statement of Operations for the year ended December 31, 2013 is $0.1 million (December 31, 2012 - $0.03 million).

e)      Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for senior executives and directors. Each deferred share unit is equivalent to one common share of the Company. The Compensation Committee determines the number of deferred share units to grant as well as the vesting period. During the year ended December 31, 2013, the Company granted 840,000 (2012 - 1,320,000) deferred share units.

At December 31, 2013, the carrying amount of deferred share units included in liabilities was $0.9 million (December 31, 2012 – $0.3 million). The total expense recognized in the Statement of Operations for the year ended December 31, 2013 is $0.6 million (December 31, 2012 - $0.6 million). The compensation expense was measured based on the quoted market value of the Company’s common shares as of December 31, 2013.

f)      Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the year ended December 31, 2013 is $2.6 million (December 31, 2012 - $4.6 million).

18.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. For the year ended December 31, 2013 the Company has recorded expenses totaling $0.8 million relating to the defined contribution plan in the Statement of Operations (December 31, 2012 - $0.8 million).

19.	FINANCE COSTS

	December 31	December 31
	2013	2012
Interest and accretion on convertible debentures	$6,413	$5,952
Interest on finance leases and other	1,604	1,904
Amortization of debt financing fees	333	640
Accretion on accrued site closure costs	467	398
Accretion on senior secured notes	1,178	191
	9,995	9,085
Less: capitalized interest	-	(3,251)
	$9,995	$5,834

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

20.	(LOSS) EARNINGS PER SHARE

The basic (loss) earnings per share is calculated based on the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share is based on the assumption that stock options, warrants and common share equivalents which have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted.

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	December 31	December 31
	2013	2012
Net (loss) income attributable to shareholders	$(36,597)	$18,929
Basic weighted average shares outstanding	231,756,768	215,838,973
Dilutive securities:
Options	37	263,196
Deferred share units	1,800,000	960,000
Diluted weighted average shares outstanding	233,556,805	217,062,169
Basic (loss) earnings per share	$(0.16)	$0.09
Diluted (loss) earnings per share	$(0.16)	$0.09

The following items were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2013 because their effect would have been anti-dilutive:

	December 31	December 31
	2013	2012
Options	16,003,886	14,708,074
Warrants	15,886,317	22,595,345
Convertible debentures	20,408,163	20,408,163

21.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	December 31	December 31
	2013	2012
Accounts receivable	$748	$266
Prepaids	(397)	515
Inventories	(2,684)	(6,684)
Accounts payable and accrued liabilities	2,617	(4,721)
Deferred revenue	(3,812)	(4,774)
	$(3,528)	$(15,398)

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	December 31	December 31
	2013	2012
Capitalized depreciation	$2,072	$3,434
Equipment purchases under finance lease	797	4,388
Shares issued under agreement (Note 17)	17	23

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)      Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash as follows:

	December 31	December 31
	2013	2012
Shareholders’ equity	$199,243	$232,624
Current and long-term debt	78,450	93,195
	277,693	325,819
Less: cash	(14,141)	(29,807)
	$263,552	$296,012

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2013.

b)      Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a comparison of the carrying amounts and fair value of the Company’s financial instruments:

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial Assets
Cash and cash equivalents	$14,141	$14,141	$29,807	$29,807
Accounts receivable	1,066	1,066	1,927	1,927
Investment	367	367	543	543
Derivative asset (Note 12)	-	-	3,767	3,767
Restricted cash	19,289	19,289	20,395	20,395

Financial Liabilities
Accounts payable and accrued liabilities	22,734	22,734	22,751	22,751
Derivative liabilities
Convertible debenture conversion option	1,322	1,322	2,554	2,554
Warrant liabilities	854	854	1,592	1,592
Commodity linked interest liability	2,890	2,890	5,579	5,579
Long-term debt	78,450	91,442	93,195	100,159

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

c)      Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)      Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)      Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company.

The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, restricted cash, and accounts receivable. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity. There are no material financial assets that the Company considers to be past due.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has recorded an impairment on its accounts receivable balance from a related party during the year ended December 31, 2013 (see note 24).

f)      Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities. The amounts included in this table may or may not result in an actual obligation of the Company as the requirement for the Company to settle certain of these amounts may, in some cases, be contingent on the occurrence of certain events that may or may not transpire:

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

						December 31,
	Payments due by period as of December 31, 2013					2012
	Within 1			Over 5
	year	2-3 years	4-5 years	years	Total	Total
Accounts payable and accrued liabilities	$21,636	$973	$125	$-	$22,734	$22,751
Long-term debt (principal and interest repayments)	21,201	80,239	647	-	102,087	128,926
Operating lease obligations	435	624	491	-	1,550	1,359
Contractual commitments	14,086	-	-	-	14,086	14,118
	$57,358	$81,836	$1,263	$-	$140,457	$176,879

g)      Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash, accounts receivable, restricted cash, accounts payable and accrued liabilities, accrued site closure costs, current and long-term debt, in addition to its direct operating costs. For the year ended December 31, 2013, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $1.2 million (2012 - $1.3 million) for a 10% increase or decrease in the Canadian dollar.

h)      Interest Rate Risk

All of the Company’s debt obligations are fixed and therefore the Company is not exposed to changes in market interest rates. As of December 31, 2013, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5%, equipment finance leases, as well as the Notes bearing interest between at 9% and 14% depending on the gold price. The weighted average interest rates paid by the Company on its outstanding borrowings during the year ended December 31, 2013 was 7.3% (2011 – 6.7%) . The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

For the year ended December 31, 2013, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $nil (2012 - $nil).

i)      Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts. A 10% increase or decrease in the price of gold would result in a $12.9 million increase or decrease in the Company’s 2013 pre-tax earnings for the period (2012 - $10.9 million).

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the year ended December 31, 2013, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $1.4 million (2012 - $0.3 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

j)      Fair Value Measurements Recognized in the Consolidated Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At December 31, 2013 and 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Statement of Financial Position at fair value are categorized as follows:

	December 31, 2013
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment (Note 8)	$367	$-	$-
Total	$367	$-	$-
Financial Liabilities
Warrant liabilities (Note 13)	854	-	-
Commodity linked interest liability (Note 13)	-	2,890	-
Convertible debenture conversion option (Note 13)	-	1,322	-
Total	$854	$4,212	$-

	December 31, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment (Note 8)	$543	$-	$-
Derivative asset (Note 12)	-	-	3,767
Total	$543	$-	$3,767
Financial Liabilities
Warrant liabilities (Note 13)	1,592	-	-
Commodity linked interest liability (Note 13)	-	5,579	-
Convertible debenture conversion option (Note 13)	-	2,554	-
Total	$1,592	$8,133	$-

There were no transfers between levels during the year. During the year ended December 31, 2013, losses of $0.1 million have been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments (December 31, 2012 – gains of $0.2 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The following table is a reconciliation of the level 3 fair value measurements of financial assets:

	December 31	December 31
	2013	2012
Balance, beginning of year	$3,767	$-
Fair value on initial recognition	-	4,156
Foreign exchange	(164)	-
Losses included in statement of operations	(3,603)	(389)
Balance, end of year	$-	$3,767

23.	OPERATING LEASE ARRANGEMENTS

The Company has entered into commercial leases on certain equipment and office space. These leases have an average life of between three and five years. There are no restrictions placed on the Company by entering into these leases. The total operating lease expense recognized in the Statement of Operations for the year ended December 31, 2013 is $0.4 million (December 31, 2012 - $0.4 million).

Future minimum lease payments under non-cancellable operating leases are as follows:

	December 31	December 31
	2013	2012
Less than 1 year	$435	$372
Between 1 and 5 years	1,115	877
More than 5 years	-	110
	$1,550	$1,359

24.	RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the year was as follows:

	December 31	December 31
	2013	2012
Short-term benefits	$3,021	$3,147
Post-employment benefits	51	47
Share-based payments	1,909	4,081
Termination benefits	-	634
	$4,981	$7,909

The remuneration of directors and key executives is determined by the Nominations and Compensation Committee, having regard to the performance of individuals and market trends.

During the year ended December 31, 2013, the Company had related party transactions with Stockport Exploration Inc. (“Stockport”) for the provision of general and administrative services of $0.03 million (December 31, 2012 - $0.05 million). The Company shares office space with Stockport and the CEO of the Company is on the Board of Directors of Stockport.

The Company wrote off the accounts receivable balance from Stockport during 2013 of $0.1 million as it was deemed to be uncollectible (December 31, 2012 - $0.1 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

25.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields project in Canada and other exploration properties in Mexico and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is the Black Fox Mine, which is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment.

The Company is not economically dependent on any customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

		December 31, 2013
		Goldfields	Other
	Black Fox	Project	Exploration
	Canada	Canada	Properties	Corporate	Total
Revenue from the sale of gold	$136,805	$-	$-	$-	$136,805
Direct operating costs	76,239	-	-	-	76,239
Depreciation and amortization	39,227	-	-	28	39,255
Corporate administration	-	-	-	10,336	10,336
Segment income (loss) from mining operations	21,339	-	-	(10,364)	10,975
Impairment of mineral property	-	(38,957)	(5,782)	-	(44,739)
Impairment of assets held for sale	-	-	(3,413)	-	(3,413)
Segment income (loss) from operations	21,339	(38,957)	(9,195)	(10,364)	(37,177)
Unrealized gains on derivative liabilities	-	-	-	1,847	1,847
Renunciation of flow-through shares	1,735	-	-	-	1,735
Finance income	-	-	-	279	279
Finance costs	(2,036)	-	-	(7,959)	(9,995)
Unrealized loss on derivative asset	-	-	-	(3,603)	(3,603)
Foreign exchange loss and other	1,690	-	-	399	2,089
Income (loss) before income taxes	22,728	(38,957)	(9,195)	(19,401)	(44,825)

Assets	338,319	11,094	2,047	5,123	356,583
Liabilities	152,367	-	190	4,783	157,340

Other disclosures
Capital expenditures	43,768	146	170	4	44,088
Assets held for sale (Note 10)	-	-	658	-	658

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

		December 31, 2012
		Goldfields	Other
	Black Fox	Project	Exploration
	Canada	Canada	Properties	Corporate	Total
Revenue from the sale of gold	$117,681	$-	$-	$-	$117,681
Direct operating costs	56,169	-	-	-	56,169
Depreciation and amortization	25,088	-	-	59	25,147
Corporate administration	-	-	-	13,019	13,019
Segment income (loss) from mining operations	36,424	-	-	(13,078)	23,346
Impairment of mineral property	-	-	(6,906)	-	(6,906)
Loss on repurchase of Goldstream Agreement	(5,630)	-	-	-	(5,630)
Segment income (loss) from operations	30,794	-	(6,906)	(13,078)	10,810
Unrealized gains on derivative liabilities	-	-	-	8,890	8,890
Gain on sale of notes receivable	-	-	-	2,347	2,347
Renunciation of flow-through shares	2,237	-	-	-	2,237
Gain on termination of option agreement	-	-	1,849	-	1,849
Finance income	-	-	-	243	243
Finance costs	(2,261)	-	-	(3,573)	(5,834)
Unrealized loss on derivative asset	-	-	-	(389)	(389)
Equity loss in investment in associate	-	-	(163)	-	(163)
Foreign exchange loss and other	(789)	-	-	(621)	(1,410)
Income (loss) before income taxes	29,981	-	(5,220)	(6,181)	18,580

Assets	351,134	49,925	11,718	8,502	421,279
Liabilities	169,904	8,700	1,061	8,990	188,655

Other disclosures
Capital expenditures	63,852	149	112	5	64,118
Assets held for sale (Note 10)	-	-	4,062	-	4,062

Geographical Information

	December 31	December 31
Non-current assets	2013	2012
Canada	$300,370	$332,620
Mexico	1,980	8,255

Non-current assets for this purpose consist of property, plant and equipment, depreciable and non-depreciable mining properties, and evaluation and exploration assets.

26.	COMMITMENTS AND CONTINGENCIES

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The current Black Fox reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

As at December 31, 2013, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

27.	HUIZOPA SALES TRANSACTION

On December 23, 2010, the Company entered into an agreement to sell 100% of Minera Sol de Oro and Minas de Argonautas, including the Huizopa Project (collectively, “Huizopa”) to Cormack Capital Group, LLC (“Cormack”). Under the terms of the agreement, the agreement could be cancelled by Cormack at their sole discretion until December 31, 2011.

In December 2011, the terms of the agreement were revised, such that in order to complete the sale, Cormack was required to pay $3.0 million in eight escalating annual installments of $0.05 million, $0.08 million, $0.1 million, $0.3 million, $0.4 million, $0.6 million, $0.7 million and $0.8 million commencing in June 2012 with the final installment due in June 2019. The Company retained a 2% net smelter royalty over future production from Huizopa, which Cormack could reduce to 1% by making a $1.0 million payment. Cormack could also elect to pay up to 50% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange. In addition, the Company was entitled to receive a production bonus payment of $4.0 million within one year of the commencement of commercial production at Huizopa.

On May 23, 2013, the Company entered into an amended and restated agreement with Cormack under which the Company agreed to waive all payments owing under the initial agreement and transfer 100% of the issued share capital of Minera Sol de Oro and Minas de Argonautas, including the interest in Huizopa to Cormack. The Company retained the 2% net smelter royalty over future production from Huizopa and the right to receive a production bonus of $4.0 million over two years from the date commercial production commences. Cormack retained the right to reduce the net smelter royalty to 1% by making a $1.0 million payment. The Company also received the right to 20% of the proceeds of disposal of Huizopa if it is disposed of prior to reaching commercial production.

During the year ended December 31, 2013, the Company recognized a loss of $0.7 million on the disposal of Huizopa. No proceeds were assigned to the disposal of the property as the consideration is contingent on the future development and success of the property.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2013
(stated in US dollars; tabular amounts in thousands except share and per share data)

28.	SUBSEQUENT EVENT

The acquisition of Brigus (the “Brigus Acquisition”) was completed on March 5, 2014. Primero Mining Corp. (“Primero”) acquired all of the issued and outstanding common shares of Brigus by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “CBCA”). Under the Brigus Acquisition, shareholders of Brigus received 0.175 of a Common Share (the “Brigus Exchange Ratio”), $0.000001 in cash and 0.1 of a common share of Fortune Bay Corp. (formerly 8724385 Canada Limited) (“Fortune Bay”), for each common share of Brigus held.

All outstanding options to purchase Brigus common shares were exchanged for options to purchase Common Shares based upon the Brigus Exchange Ratio. Following completion of the Brigus Acquisition, each outstanding warrant to purchase a Brigus common share is exercisable to purchase 0.175 of a Common Share and 0.1 of a Fortune Bay common share.

As part of the Brigus Acquisition (a) the interest of Brigus in three exploration properties, the Goldfields development project in the Lake Athabasca region of Saskatchewan, Canada and a 100% interests in the Ixhuatán and Huizopa properties located in Chiapas, Mexico, were transferred to Fortune Bay, and (b) Fortune Bay was capitalized with approximately $10 million in cash from Primero. On the closing of the Brigus Acquisition, former Brigus shareholders held an aggregate 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest.

As the Brigus Acquisition resulted in a change of control of Brigus, Brigus is required to make an offer to purchase all of its outstanding debentures and notes pursuant to the terms of the Debenture Indenture and the note indenture, respectively, which govern such debt securities. Accordingly, Brigus intends to make offers to acquire (a) all of the outstanding US$50 million 6.5% convertible senior unsecured debentures at 100% of the principal amount plus accrued and unpaid interest and (b) all of its outstanding $24 million senior secured term notes at 105% of the principal amount plus accrued and unpaid interest. The offers have been made for each respective item as of the audit report date and the senior secured term notes offer has been accepted. Management is still awaiting response for the outstanding debentures.

APPENDIX “B”
PRO FORMA FINANCIAL STATEMENTS

See attached.

Primero Mining Corp
Pro Forma consolidated statement of operations and comprehensive income
For the year ended December 31, 2013
(in thousands of United States dollars)
(Unaudited)

			Total Pro		Pro forma
			Forma		consolidated
	Primero	Brigus	Adjustments	Notes	group

Revenue	200,326	136,805	-	-	337,131

Operating expenses	(88,086)	(76,239)	(3,549)	(e)	(167,874)
Depreciation and depletion	(36,236)	(39,255)	(18,596)	(d)	(94,087)
Total cost of sales	(124,322)	(115,494)	(22,145)		(261,961)

Earnings from mine operations	76,004	21,311	(22,145)	-	75,170
Impairment of assets held for sale	-	(3,413)	3,413	(a)	-
Impairment of mineral property	-	(44,739)	44,739	(a)	-
Exploration expenses	(431)	-	-	-	(431)
General and administrative expenses	(24,470)	(10,336)	334	(a)	(34,472)

Earnings (loss) from operations	51,103	(37,177)	26,341	-	40,267

Other expense	(8,590)	-	(7,742)	(c)	(16,332)
Foreign exchange (loss) gain	(798)	2,089	1,197	(a)	2,488
Finance income	296	279	-	-	575
Finance expense	(674)	(9,995)	7,854	(b)	(2,815)
Share of equity-accounted results	(187)	-	-	-	(187)
Loss on derivative contracts	-	(3,603)	3,603	(b)	-
Renunciation of flow through shares	-	1,735	-	-	1,735
Unrealized gain on derivative liabilities	-	1,847	(1,847)	(b)	-
			-
Earnings (loss) before income taxes	41,150	(44,825)	29,406	-	25,731

Income tax (expense) recovery	(45,400)	8,228	(5,919)	(a) (b) (f)	(43,091)
			-
Net income (loss) for the period	(4,250)	(36,597)	23,487	-	(17,360)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(3,580)	-	-	-	(3,580)
Total comprehensive income (loss) for the period	(7,830)	(36,597)	23,487	-	(20,940)

Basic loss per share	(0.04)	(0.16)	-	(g)	(0.12)
Diluted loss per share	(0.04)	(0.16)	-	(g)	(0.12)

Weighted average number of common shares outstanding
Basic	108,528,425	231,756,768	-	(g)	149,085,859
Diluted	108,903,821	233,556,805	-	(g)	149,439,423

Primero Mining Corp.
Notes to the pro forma consolidated statement of operations and comprehensive income
(Unaudited)
(expressed in thousands of United States Dollars)

1. Description of transaction

The unaudited pro forma consolidated statement of operations and comprehensive income has been prepared for the purpose of inclusion in a Business Acquisition Report dated June 6, 2014 and amended and restated as of February 3, 2015. The unaudited pro forma statement of operations and comprehensive income has been prepared to give effect to an arrangement agreement (the "Arrangement Agreement") whereby Primero Mining Corp (“Primero”) acquired all outstanding common shares of Brigus Gold Corp (“Brigus”) on March 5, 2014 pursuant to a plan of arrangement (the "Arrangement") to create a diversified, Americas based mid-tier gold producer.

Pursuant to the Arrangement, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the "Exchange Ratio"). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company ("Fortune Bay") for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and is capitalized with approximately C$10 million in cash. Brigus shareholders hold, in aggregate, a 90.1% interest in Fortune Bay and Primero holds the remaining 9.9% . All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Further, all outstanding warrants to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

2. Basis of presentation

The pro forma consolidated statement of operations and comprehensive income has been prepared by management of Primero in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) to give effect to the transactions described in Note 1. For accounting purposes, the Arrangement has been accounted for as a business combination with Primero being the acquirer. Accordingly, the pro forma consolidated statement of operations and comprehensive income has been prepared using the acquisition method whereby both the consideration transferred and the net assets of Brigus are measured at their estimated fair values on the date of acquisition. When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. If the fair value attributable to the acquiror’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

The pro forma consolidated statement of operations and comprehensive income includes the following:

(a)

an unaudited pro forma consolidated statement of operations and comprehensive income prepared from the audited consolidated statement of operations and comprehensive income for the year ended December 31, 2013 of both Primero and Brigus. The unaudited pro forma consolidated statement of operations and comprehensive income gives effect to the Arrangement as if it had occurred on January 1, 2013.

It is management’s opinion that this pro forma consolidated statement of operations and comprehensive income includes all adjustments necessary for the fair presentation, in all material respects, of the transaction described in Note 1 in accordance with IFRS applied on a basis consistent with Primero’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the Arrangement. This pro forma consolidated statement of operations and comprehensive income has been prepared for illustrative purposes only and give effect to the acquisition by Primero pursuant to the assumptions in Note 4 of this pro forma consolidated statement of operations and comprehensive income and is not necessarily indicative of the future operating results of Primero as a result of the Arrangement.

1

This unaudited pro forma consolidated statement of operations and comprehensive income should be read in conjunction with the audited consolidated financial statements of both Primero and Brigus for the year ended December 31, 2013.

3. Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma consolidated statement of operations and comprehensive income are in accordance with IFRS and are set out in Primero’s consolidated financial statements for the year ended December 31, 2013. In preparing the unaudited pro forma consolidated statement of operations and comprehensive income, a review was undertaken by management to identify accounting policy differences between Primero and Brigus which could have a material impact. No significant differences have been identified at this time.

4. Pro forma assumptions and adjustments

(a)

As detailed under 1 above, upon completion of the Arrangement, a newly formed entity, Fortune Bay, shall be owned 90.1% by Brigus shareholders and 9.9% by Primero shareholders. These pro forma adjustments show the elimination of the Fortune Bay income and expenses from the consolidated statement of operations and comprehensive income of Brigus.

(b)

After completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus’ outstanding 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer will be for 100% of the principal amount plus accrued and unpaid interest. Also, after completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus’ outstanding senior secured notes in accordance with their senior secured facility dated October 29, 2012. The offer will be for 105% of the principal amount plus accrued and unpaid interest.

The consolidated pro forma statement of operations and comprehensive income has been adjusted to remove all balances related to these debt balances (including a derivative liability), given they are assumed to have been repaid at the beginning of the period.

(c)	Transaction costs related to the Arrangement are estimated to be $7.7 million and have been expensed.

(d)

An adjustment to increase depletion expense by $18.6 million for the year ended December 31, 2013 for the positive fair value adjustment allocated to acquired mineral property, plant and equipment in the preliminary purchase price allocation.

(e)

An adjustment to recognize the fair value increase in inventory of $3.5 million in the preliminary purchase price allocation being expensed into cost of sales under the assumption that the related inventory was sold in the year ended December 31, 2013.

(f)	An adjustment for the income tax effect of the above adjustments based on a tax rate of 26.5%.

(g)	The unaudited pro forma consolidated basic and diluted earnings per share for the period presented is calculated below. The diluted earnings per share is calculated using the Treasury buy-back method.

2

Year ended December 31, 2013
Pro forma loss for the period (basic & diluted) ($000s)	(20,940)

Weighted average Primero shares	108,528,425
Weighted average Brigus shares	40,557,434
Total weighted average shares (basic) (a)	149,085,859

Basic loss per share	($0.12)

Total dilutive Primero shares (b)	2,112,792
Total dilutive Brigus shares (c)	2,393,499

Primero proceeds from buy-back	12,458,457
Brigus proceeds from buy-back	10,755,292
Total number of shares bought back (d)	4,152,728

Total weighted average shares (diluted) (=a+ (b+c-d)))	149,439,423

Diluted loss per share	($0.12)

3